EXHIBIT 10.18

July 10, 2002

Re: Employment Terms

Dear Roger:

Align Technology Incorporated is pleased to offer you the position of Vice President and General Counsel.

Your anticipated start date is to be determined, and you will attend new hire orientation from 9:00 a.m. to 4:00 p.m. Your rate of pay will be a bi-weekly salary of $7,692.31,which equals to an annual salary of $200,000, less payroll deductions and all required withholdings. In addition, you will be eligible for an annual target bonus of 30% of your base salary based on meeting agreed upon performance objectives established between you and me. Align Technology will guarantee a 30% bonus based on your actual FY2002 base pay, payable in early 2003. We will discuss this in more detail shortly after you start.

You will be eligible for the standard Company benefits, including medical insurance, 17 days of paid vacation annually, and sick leave. You will be eligible to participate in most benefits on the first day of employment. Details about these benefit plans are available for your review.

Subject to the approval of the Board of Directors, Align Technology will grant you the option to purchase 165,000 shares of Align Technology common stock which shall vest as to 25% of the shares on the first anniversary of your employment and as to 1/48th of the shares at the end of each month thereafter, for full vesting after 4 years. The exercise price shall be 100% of the fair market value of the stock on the date of grant, which shall be the later of your employment date or the date the grant is approved by the board.

Align Technology may modify compensation and benefits from time to time as it deems necessary, with the exception of the stock purchase rights cited in the previous paragraph. The stock purchase rights cited in the previous paragraph may only be modified by mutual agreement between Align Technology, Inc. and yourself.

Your place of work will be at the offices of Align Technology, 851 Martin Ave, Santa Clara, CA 95050. Of course, Align Technology may change your position, duties, and work location from time to time as it deems necessary.

As an Align Technology employee, you will be expected to abide by Company rules and regulations, acknowledge in writing that you have read the Company's Employee Handbook, and sign and comply with a Proprietary Information and Inventions Agreement which prohibits unauthorized use or disclosure of Align Technology proprietary information.

Normal working hours are from 8:00 a.m. to 5:00 p.m., Monday through Friday. As an exempt employee, you may be expected to work additional hours as required by the nature of your work assignments.

You may terminate your employment with Align Technology at any time and for any reason whatsoever simply by notifying Align Technology. Likewise, Align Technology may terminate your employment at any time and for any reason whatsoever, with or without cause or advance notice. Also, Align Technology retains its discretion to make all other decisions concerning your employment (e.g. demotions, transfers, job responsibilities, compensation or any other managerial decisions) with or without cause. This at-will employment relationship cannot be changed except in writing signed by a Company officer.

Although your employment will be "at-will," if the Company terminates your employment at any time without "Cause" or if you resign for "Good Reason" you will be credited with one (1) year vesting of your options in addition to whatever vesting you have earned to date, provided that you sign a full release of all claims at the time your employment terminates.

For the purpose of additional vesting under this letter, "Cause" shall mean a Company-initiated termination for any of the following reasons: (a) failure to perform the material duties of your position; (b) being convicted of a crime; (c) committing an act of fraud against, or the misappropriation of property belonging to the Company; (d) intentional misconduct; or (e) a material breach by you of this Agreement or any confidentiality or proprietary information agreement between you and the Company. A termination by the Company for any other reason is a termination without Cause.

Also for the purposes of additional of vesting under this agreement, "Good Reason" shall mean any reduction in your base salary, or if you are required to relocate more than 35 miles from the current location of the Company. A resignation by you for any other reason would be a resignation without Good Reason. You would be required to give the Company notice and a reasonable opportunity during which to cure before resigning for Good Reason. It is anticipated that Align Technology and you will enter into an Employment Agreement with terms satisfactory to both parties. Included in that agreement will be provisions to address the implications of a change of control on your stock option grant as well as termination.

It is anticipated that Align Technology and you will enter into an Employment Agreement with terms satisfactory to both parties. Included in that agreement will be provisions to address the implications of a change of control on your stock option grant as well as termination.

This letter, together with your Proprietary Information and Inventions Agreement, constitute the complete, final and exclusive embodiment of the entire agreement between you and the Company with respect to the terms and conditions of your employment, and these terms supersede any other agreements or promises made to you by anyone, whether oral or written. As required by law, this offer is subject to satisfactory proof of your right to work in the United States.

Please note that, in compliance with the Immigration Reform Act of 1986, all new employees are required to submit proof of U.S citizenship or legal alien status within three business days of employment with Align Technology. Enclosed is an I-9 Form that lists the documents that you can present to fulfill this requirement. Please bring your documents, along with a completed I-9 Form, on your first day of employment.

Please sign and date the original offer letter upon your acceptance, and mail back to me.

A copy of the offer letter is enclosed for your files. If you have any questions, please contact me at (408) 470-1112.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/S/ Thomas M. Prescott

Thomas M. Prescott
President & CEO

Accepted

/S/ Roger E. George

Roger E. George

Date: July 10, 2002